                                                             OMB APPROVAL
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 26)*



                            NATIONAL REALTY, L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Units of Limited Partnership Interest
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 637-353-301
                     -----------------------------------
                                (CUSIP Number)

                   Robert A. Waldman
                   10670 North Central Expressway, Suite 600
                   Dallas, Texas  75231     (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                July 28, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   637-353-301                                    PAGE  2  OF  13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    American Realty Trust, Inc.
                    54-0697989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                    Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                         969,479
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                         969,479
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                               969,479
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                               45.3%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                               CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  637-353-301                                     PAGE  3  OF  13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Basic Capital Management, Inc.
                75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                         73,425
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                       -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                         73,425
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                         -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    73,425
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    3.4%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                    CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  637-353-301                                     PAGE  4  OF  13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Gene E. Phillips Children's Trust
                  13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                  Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                                          2,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                                          2,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     2,500
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                     0.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


                     OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                             NATIONAL REALTY, L.P.
                             CUSIP NO. 637-353-301

Item 1. Security and Issuer

          Item 1 is hereby amended to read as follows:

          This amendment relates to the Units of Limited Partner Interest (the "Units") of National Realty, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on February 18, 1994. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

          Item 2 is hereby amended to read as follows:

          This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

          ART, BCM and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM serves as the advisor and is the largest shareholder of ART. BCM is beneficially owned by a Trust established for the benefit of Gene E. Phillips' Children. Gene E. Phillips' children are beneficiaries of the GEP Trust and Ryan T. Phillips is a director of both ART and BCM and the adult son of Gene E. Phillips.

          (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

          The following is a list of each executive officer and director of ART:

Name                                          Position(s)
- ----                                          -----------
Oscar W. Cashwell                             Director

G. Wayne Watts                                Director

Al Gonzalez                                   Director

Ryan T. Phillips                              Director

Name                                          Position(s)
- ----                                          -----------
Tilmon Kreiling                               Director

Karl L. Blaha                                 President

Hamilton P. Schrauff                          Executive Vice President and
                                              Chief Financial Officer

Thomas A. Holland                             Senior Vice President and
                                              Chief Accounting Officer

Robert A. Waldman                             Secretary

Drew D. Potera                                Treasurer

          Oscar W. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

          Mr. Watts' business address is P.O. Box 27081, Greenville, South Carolina 29616. Mr. Watts' present principal occupation is President of Palmetto Industries. Mr. Watts is a citizen of the United States of America.

          Mr. Gonzalez' business address is 5440 Harvest Hill, No. 250, Dallas, Texas 75230. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips currently is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

         Mr. Kreiling's business address is 4627 Kelsey Road, Dallas, Texas 75229. Mr. Kreiling's present principal occupation is President of Kreiling Associates & Co. Mr. Kreiling is a citizen of the United States of America.

         Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Vice President, Corporate Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

          (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

             BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                          Position (s)
- ----                                          ------------
Oscar W. Cashwell                             President

Clifford C. Towns, Jr.                        Executive Vice President,
                                              Finance

Hamilton P. Schrauff                          Executive Vice President and
                                              Chief Financial Officer

Karl L. Blaha                                 Executive Vice President - Director
                                              of Commercial Management

Thomas A. Holland                             Senior Vice President and
                                              Chief Accounting Officer

Robert A. Waldman                             Vice President, Corporate
                                              Counsel and Secretary

Name                                          Position (s)
- ----                                          ------------
Drew D. Potera                                Vice President, Treasurer
                                              and Securities Manager

Ryan T. Phillips                              Director

M. Ned Phillips                               Director

          Information with respect to Messrs. Cashwell, Waldman, Schrauff, Blaha, Holland, Potera, and Ryan T. Phillips is disclosed in (I) above.

          Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

          Mr. Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. M. Ned Phillips is a citizen of the United States of America.

            (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

         Donald W. Phillips' business address is 10670 North Central Exepressway, Suite 400, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

            During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

          Item 5 is hereby amended to read as follows:

          (a) Share Ownership

          The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:

                              Units Owned Directly


                                   Number of                           Percent of
Name                                 Units                             Class (1)
- ----                               ---------                           ---------
ART                                  969,479                             45.3%
BCM                                   73,425                              3.4
GEP Trust                              2,500                               .1

               TOTAL               1,045,404                             48.8%



                            Units Owned Beneficially


                                      Number of                      Percent of
Name                                   Units                          Class(1)
- ----                                  ---------                      ----------
ART                                     969,479                         45.3%
BCM                                      73,425                          3.4
GEP Trust                                 2,500                           .1
G. Wayne Watts (2)                      969,479                         45.3
Al Gonzalez (2)                         969,479                         45.3
M. Ned Phillips (3)                      73,425                          3.4
Ryan Phillips (2)(3)(4)               1,045,404                         48.8
Tilmon Kreiling, Jr. (2)                969,479                         45.3
Oscar W. Cashwell  (2)                  969,479                         45.3

Total Units beneficially
  owned by Reporting Persons          1,045,404                         48.8%

- -----------------------------

     (1) Percentage calculations are based upon 2,139,873 Units outstanding at July 29, 1994. Total and addends may not match due to rounding.

     (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

     (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to BCM described in Item 2.

     (4) May be deemed to be a beneficial owner of the Units held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.

          (b) Voting and Dispositive Power

          Each of the directors of ART share voting and dispositive power over the 969,479 Units held by ART. Each of the directors of BCM exercise voting and dispositive power over the 73,425 Units held by BCM. The trustee of GEP Trust has voting and dispositive power over the 2,500 Units held by the GEP Trust.

          (c) Transactions in Securities

          The following table lists the purchase transactions in the Units that were effected by the Reporting Persons during the past sixty days:

Reporting                 Number of    Price           Type of
Person         Date         Units     Per Unit       Transaction
- ---------      ----       ---------   ---------      -----------
ART          06/03/94        400      $27.375        Open Market
ART          06/06/94        700      $27.375        Open Market
ART          06/07/94        400      $27.375        Open Market
ART          06/09/94        200      $27.125        Open Market
ART          06/09/94        300      $27.25         Open Market
ART          06/09/94        500      $27.375        Open Market
ART          06/15/94      1,000      $27.25         Open Market
ART          06/15/94      1,000      $27.25         Open Market
ART          06/15/94      1,000      $27.25         Open Market
ART          06/15/94        500      $27.25         Open Market
ART          06/15/94        200      $27.375        Open Market
ART          06/16/94        400      $27.25         Open Market
ART          06/20/94        100      $27.25         Open Market
ART          06/22/94      1,000      $27.25         Open Market
ART          06/22/94        200      $27.25         Open Market
ART          06/23/94        300      $27.25         Open Market
ART          06/24/94        500      $27.25         Open Market
ART          06/24/94        500      $27.25         Open Market
ART          06/24/94        200      $27.25         Open Market
ART          06/24/94        700      $27.25         Open Market
ART          06/27/94        200      $27.25         Open Market
ART          06/30/94        100      $27.25         Open Market
ART          07/01/94        500      $27.25         Open Market
ART          07/01/94      1,000      $27.25         Open Market
ART          07/01/94      2,000      $27.25         Open Market
BCM          07/01/94      2,000      $27.25         Open Market

Reporting                 Number of    Price           Type of
Person         Date         Units     Per Unit       Transaction
- ---------      ----       ---------   ---------      -----------
BCM          07/01/94      2,000      $27.25         Open Market
BCM          07/05/94        200      $27.25         Open Market
ART          07/06/94        500      $27.25         Open Market
ART          07/07/94        500      $27.25         Open Market
ART          07/07/94        200      $27.25         Open Market
ART          07/11/94      1,800      $27.25         Open Market
ART          07/11/94        100      $27.25         Open Market
ART          07/12/94        100      $27.25         Open Market
ART          07/12/94        200      $27.25         Open Market
ART          07/13/94        200      $27.25         Open Market
ART          07/21/94        500      $27.25         Open Market
ART          07/22/94        200      $27.25         Open Market
ART          07/22/94      2,066      $18.75         Negotiated
                                                      Purchase
ART          07/25/94        400      $27.25         Open Market
ART          07/26/94        100      $27.25         Open Market
ART          07/26/94        400      $27.25         Open Market
ART          07/27/94        600      $27.25         Open Market
ART          07/27/94      1,000      $27.25         Open Market
ART          07/28/94        100      $27.25         Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 13,000 Units to Advest, pledged 10,000 Units to Baker & Company, pledged 6,000 Units to Brown & Company, pledged 10,000 Units to Bidwell and Company, pledged 10,600 Units to Cowen & Company, pledged 50,575 Units to Bear Stearns, pledged 6,000 Units to First Southwest Company, pledged 25,000 Units to Howard, Weil, Labouisse, Fredricks, Incorporated, pledged 18,100 Units to Oppenheimer, pledged 16,000 Units to Thomas F. White & Co, Inc., pledged 29,300 Units to Goldman Sachs, pledged 17,600 Units to Robert Baird, pledged 10,000 Units to Global Strategies Group, Inc., pledged 30,375 Units to Allied Research Service, pledged 19,850 Units to Montgomery Securities, pledged 68,400 Units to Dean Witter Reynolds, pledged 44,960 Units to Shearson Lehman Hutton, pledged 21,300 Units to Alex Brown, pledged 40,200 Units to Kemper Securities Group, Inc., pledged 26,700 Units to Raucher Pierce Refsnes, Inc., pledged 52,200 Units to Prudential Bache, pledged 17,300 Units to Scottsdale Securities, Inc., pledged 16,900 Units to Mutual Securities, pledged 80,425 Units to National Bank of Canada, pledged 7,500 Units to Piper Jaffray, Inc., pledged 46,300 Units to Kidder Peabody Investor, pledged 12,700 Units to NorthPark Securities, Inc., pledged 20,000 Units to Paine Webber, pledged 6,000 Units to Wheat First Security, pledged 21,100 Units to Hambrecht & Quest, pledged 11,000 Units to Lombard Securities, pledged 5,000 Units to Southwest Securities, pledged 12,000 Units to Capital Institutional, Inc., pledged 19,200 Units to CJ

Lawrence, Inc., pledged 9,500 Units to Dillon, Read and Company, pledged 6,375 Units to Eppler, Guerin and Turner, Inc., pledged 5,000 Units to Mabon, pledged 18,000 Units to Legg Mason Wood Walker Incorporated, pledged 9,500 Units to First Alabama Investments, Inc., pledged 12,000 Units to Ohio Securities, pledged 10,000 Units to Rodman & Renshaw, pledged 17,000 Units to Kirkpatrick Pettis, pledged 7,200 Units to Lehman Brothers, pledged 3,100 Units to Pacific Brokerage Services, pledged 5,000 Units to Wachovia, pledged 15,000 Units to Olde Discount Stock Brokers, pledged 12,600 Units to Quick & Reilly, and pledged 28,950 Units to Gruntal & Co. in stock margin accounts maintained by it with such brokers.

         On October 6, 1993, ART, Syntek Asset Management, L.P. ("SAMLP"), the Partnership and National Realty, L.P. Oversight Committee executed the Term Sheet, which set forth the principal terms of the agreement with respect to consummation of the 1990 Moorman Settlement Agreement.

         The Term Sheet would effect a restructuring of the Partnership and the spinoff by the Partnership to its unitholders of shares of a newly-formed subsidiary which would qualify as a Real Estate Investment Trust. The Term Sheet provided that within nine months of the spinoff transaction, ART would make a cash tender offer to purchase up to 60 percent of the the Partnership Units held by limited partners unaffiliated with ART or SAMLP for $12 per Unit, unless the Units have traded at an appreciably higher average price for the prior thirty days. In August 1994 the parties determined that the proposed spinoff transaction was not in the best interest of the limited partners. Accordingly, ART will not be required to make a cash tender offer.

         BCM has pledged 4,000 Units to Accutrade, pledged 2,500 Units to Neuberger & Berman, pledged 2,100 Units to Advest, pledged 3,000 Units to Scottsdale Securities, Inc., pledged 800 Units to Cowen & Company, pledged 1,500 Units to Dean Witters Reynolds, pledged 4,000 Units to Dillon Read and Company, Inc., pledged 2,000 Units to First Alabama Investments, Inc., pledged 2,000 Units to Hambrecht & Quist, pledged 2,000 Units to HD Vest Financial Services, Inc., pledged 3,000 Units to IDS Financial Services, Inc., pledged 2,000 Units to Kennedy Cabot & Company, pledged 1,800 Units to Legg Mason Wood Walker Incorporated, pledged 2,000 Units to Lehman Brothers, pledged 3,000 Units to Lombard, pledged 3,000 Units to NorthPark Securities, Inc., pledged 1,000 Units to Ohio Securities, pledged 2,000 Units to Prudential Bache, pledged 2,000 Units to Rodman & Renshaw, Inc., pledged 2,000 Units to Signet Financial Services, Inc., pledged 1,250 Units to Southwest Securities, pledged 3,000 Units to Capital Institutional, Inc., pledged 3,000 Units to CJ Lawrence, Inc., pledged 2,000 Units to Kidder Peabody Investor and pledged 18,475 Units to Piper Jaffray, Inc. in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 1994


                                    AMERICAN REALTY TRUST, INC.




                                    By: /s/Karl L. Blaha
                                        Karl L. Blaha
                                        President


                                    BASIC CAPITAL MANAGEMENT, INC.




                                    By: /s/Oscar W. Cashwell
                                        Oscar W. Cashwell
                                        President


                                    GENE E. PHILLIPS CHILDREN'S TRUST




                                    By: /s/Donald W. Phillips
                                        Donald W. Phillips
                                        Trustee





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